FORM 3              U.S. SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, D.C. 20549

                    INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
                                                               OMB APPROVAL
                                                    OMB Number: 3235-0104
                                                    Expires:    April 30, 1997
                                                    Estimated average burden
                                                    hours per response.....0.5

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
   Section 17(a) of the Public Utility Holding Company Act of 1935 or Section
                  30 (f) of the Investment Company Act of 1940






1. Name and Address of Reporting Person   2. Date of Event Re-     4.  Issuer name and ticker or trading symbol
                                             quiring Statement         General Communication, Inc. GNCMA
                                             (Month/Day/Year)          __________________________________________
BancBoston Capital, Inc.(Designated Filer)   October 31, 1996

(Last)               (First)  (Middle)    3. IRS or Social Security 5. Relationship of Reporting Person to Issuer  6.If Amendment,
100 Federal Street                           Number of Reporting               (Check all applicable)                Date of
                (Street)                     Person (Voluntary)          Director           10% Owner                Original
 Boston                    MA      02110                                 Officer (give    X Other(specify)          (Month/Day/Year)
(City)                   (State)   (Zip)                                 title below)
                                                                                See Attachment A


                         TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1. Title of Security               2. Amount of Securities          3. Ownership         4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                         Beneficially Owned               Form: Direct          (Instr. 5)
                                      (Instr. 4)                       (D) or Indirect
                                                                       (I) (Instr. 5)
General Communication, Inc.          976,017 Class A Common Stock           D












--------------------------------------------------------------------------------

Reminder:  Report on a separate line for each class of securities
beneficially owned directly or indirectly.                                (Over)
                           (Print or Type Response)  Page 1 of 6  SEC 1473(8/92)








FORM 3 (CONTINUED)TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)


1. Title of Derivative Security     2. Date Exer-   3. Title and Amount of Securities  4. Conver-  5. Owner-    6. Nature of
   (Instr. 4)                          cisable and     Underlying Derivative Security     sion or     ship         Indirect Bene-
                                       Expiration      (Instr. 4)                         Exercise    Form of      ficial
                                       Date                                               Price of    Derivative   Ownership
                                       (Month/Day/                                        Deriva-     Security:    (Instr.5)
                                        Year)                                             tive        Direct (D)
                                                                                          Security    or Indirect
                                    Date       Expira-                                                (I)
                                    Exer-      tion                 Amount                            (Instr.5)
                                    cisable    Date                 or
                                                          Title     Number
                                                                    of
                                                                    Shares











---------------------------------------------------- ------------- ------------

 Explanation of Responses:


**Intentional misstatements or omissions of
facts constitute Federal Criminal
Violations.
                        _________________________________     _____________
 See 18 U.S.C. 1001     **Signature of Reporting Person       Date
 and 15 U.S.C 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.
If space provided is insufficient, see Instruction 6 for procedure.
                                                                    Page 2 of 6

      FORM 3              U.S. SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, D.C. 20549

                    INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
                                                               OMB APPROVAL
                                                    OMB Number: 3235-0104
                                                    Expires:    April 30, 1997
                                                    Estimated average burden
                                                    hours per response.....0.5

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
   Section 17(a) of the Public Utility Holding Company Act of 1935 or Section
                  30 (f) of the Investment Company Act of 1940







1. Name and Address of Reporting Person   2. Date of Event Re-     4.  Issuer name and ticker or trading symbol
                                             quiring Statement         General Communication, Inc. GNCMA
                                             (Month/Day/Year)          __________________________________________
BancBoston Investments, Inc.                 October 31, 1996

(Last)               (First)  (Middle)    3. IRS or Social Security 5. Relationship of Reporting Person to Issuer  6.If Amendment,
100 Federal Street                           Number of Reporting               (Check all applicable)                Date of
                (Street)                     Person (Voluntary)          Director           10% Owner                Original
 Boston                    MA      02110                                 Officer (give    X Other(specify)          (Month/Day/Year)
(City)                   (State)   (Zip)                                 title below)
                                                                                See Attachment A


                         TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1. Title of Security               2. Amount of Securities          3. Ownership         4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                         Beneficially Owned               Form: Direct          (Instr. 5)
                                      (Instr. 4)                       (D) or Indirect
                                                                       (I) (Instr. 5)
General Communication, Inc.          17,882 Class A Common Stock           D












--------------------------------------------------------------------------------

Reminder:  Report on a separate line for each class of securities
beneficially owned directly or indirectly.                                (Over)
                           (Print or Type Response)  Page 3 of 6  SEC 1473(8/92)








FORM 3 (CONTINUED)TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)


1. Title of Derivative Security     2. Date Exer-   3. Title and Amount of Securities  4. Conver-  5. Owner-    6. Nature of
   (Instr. 4)                          cisable and     Underlying Derivative Security     sion or     ship         Indirect Bene-
                                       Expiration      (Instr. 4)                         Exercise    Form of      ficial
                                       Date                                               Price of    Derivative   Ownership
                                       (Month/Day/                                        Deriva-     Security:    (Instr.5)
                                        Year)                                             tive        Direct (D)
                                                                                          Security    or Indirect
                                    Date       Expira-                                                (I)
                                    Exer-      tion                 Amount                            (Instr.5)
                                    cisable    Date                 or
                                                          Title     Number
                                                                    of
                                                                    Shares











---------------------------------------------------- ------------- ------------

 Explanation of Responses:


**Intentional misstatements or omissions of
facts constitute Federal Criminal
Violations.
                        _________________________________     _____________
 See 18 U.S.C. 1001     **Signature of Reporting Person       Date
 and 15 U.S.C 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.
If space provided is insufficient, see Instruction 6 for procedure.
                                                                    Page 4 of 6



Reporting Person
and Designated Filer:                          Date of Event Requiring Statement:      Issuer Name and Ticker Symbol:
---------------------                          ----------------------------------      ------------------------------

BancBoston Capital, Inc.                              October 31, 1996                         GNCMA
100 Federal Street
Boston, MA  02110

--------------------------------------------------------------------------------


                                  ATTACHMENT A

(1) BancBoston Capital, Inc. and BancBoston Investments, Inc. are subject to a Voting Agreement (the "Agreement") whereby the parties to such agreement have agreed to vote all shares of Class A Common Stock and Class B Common Stock (to the extent owned by a party) for certain nominees to the Board of Directors of the Issuer, subject to the terms and conditions of such Agreement. Class A Common Stock and Class B Common Stock subject to the Agreement are to be voted as one block, to the extent possible, to cause the full membership of the Issuer's Board of Directors to be maintained at not less than eight members. Additionally, under the Agreement, the stock subject to the Agreement is to be voted as one block on such other matters which the parties to the Agreement have unanimously agreed. The Agreement does not extend to voting upon other questions or matters on which shareholders will have the right to vote under the Issuer's Articles of Incorporation, the Issuer's Bylaws or the laws of the State of Alaska. The Agreement will terminate at the annual meeting of the Issuer's shareholders taking place in June 2001 or until there is only one party to the Agreement. In addition, parties to the Agreement will be released from the Agreement if they dispose of a certain percentage of their holdings; upon such a disposition, then each of the other parties to the Agreement may terminate its participation in the Agreement. The parties to the Agreement own directly 38,979,557 shares, or approximately 59.06% of the outstanding Class A Common Stock, 2,400,591 shares of which are available upon the conversion of the same number of shares of Class B Common Stock of the Issuer held by parties to the Agreement. The Reporting Persons do not hold any Class B Common Stock.

THE REPORTING PERSON EXPRESSLY DECLARES THAT THE FILING OF THIS FORM 3 SHALL NOT BE CONSTRUED AS AN ADMISSION THAT SUCH REPORTING PERSON IS, FOR THE PURPOSES OF
SECTION 13(D) OR 13(G) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, THE BENEFICIAL OWNER OF ANY SECURITIES OF THE ISSUER OTHER THAN THOSE SHARES OF CLASS A COMMON STOCK IN WHICH SUCH REPORTING PERSON HAS AN INTEREST AS SHOWN ON THE ATTACHED FORM 3.



Reporting Person
and Designated Filer:        Date of Event Requiring Statement:                        Issuer Name and Ticker Symbol:
---------------------       ----------------------------------                        ------------------------------

BancBoston Capital, Inc.                 October 31, 1996                                             GNCMA
100 Federal Street
Boston, MA  02110

-------------------------------------------------------------------------------



                                                BancBoston Capital, Inc.



                                                \s\ William O. Charman
                                                Name:  William O. Charman
                                                Title:     Vice President



                                                BancBoston Investments, Inc.


                                                \s\ William O. Charman
                                                Name:  William O. Charman
                                                Title:    Vice President

Date:  November 12, 1996